August 3, 2010

Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.W.
Washington, D.C.  20549

Re:	ML Systematic Momentum FuturesAccess LLC Form 10 File No. 0-52505 Filed November 14, 2007

Dear Ms. Garnett:

On behalf of Merrill Lynch Alternative Investments, LLC (“MLAI”), the manager of ML Systematic Momentum FuturesAccess LLC (the “Fund”), thank you for your letter, providing comments to the above-referenced filing.  We have reviewed your comments and have provided responses below.  For your convenience, we have included your comments in bold with the Fund’s corresponding responses following each comment.

General

1.
Please tell us whether this registration statement is subject to U.S. Commodities Future Trading Commission disclosure rules and regulations and whether it has been submitted for review to the National Futures Association.

This registration statement is not subject to U.S. Commodities Future Trading (“CFTC”) disclosure rules and, accordingly, this registration statement has not been submitted for review to the National Futures Association (“NFA”).  However, the Fund provides a separate disclosure document for prospective investors.  This disclosure document has been submitted to the NFA for its review, and is subject to all applicable CFTC regulations.

Item 1.  Business

2.	Please revise this section to disclose the current holdings in each of the eight funds in the Fund’s portfolio.

The Fund has added the requested disclosure regarding the holdings in the eight funds in the Fund’s portfolio.

Class Eligibility, page 10

3.	We note your response to prior comment 13. Please revise to include disclosure similar to the explanation in your response letter. Also, please revise to clarify why the Class C units have lower fees when the investment thresholds for Class C are the same as the Class A units.

The Fund’s Class C units in fact have higher annual fees than the Class A units.  While the Class C units and Class A units have the same investment thresholds, the Class C units have higher annual fees because they are not subject to a sales commission, unlike the Class A units, which are subject to a sales commission of between 1.0% and 2.5%, depending on the size of the subscription.  The disclosure in this section has been revised to clarify the different fee structures of the Class A and Class C units and to include the disclosures described in the Fund’s previous letter to the SEC.

Description of Charges, page 11

4.
We note your response to prior comment 17 and the disclosure on page 19, which describes estimated organizational and initial offering costs.  Please revise to include the actual amounts or tell us why these amounts have not yet been determined.  Similarly, revise the break-even table to include actual amounts for these expenses.

The Fund has revised the disclosure in this section to include the actual organizational and initial offering costs. It has also revised the break-even table to include these amounts and updated the estimated interest rate to incorporate the Fund’s more recent experience.

Breakeven Analysis, page 13

5.
We note that you have estimated certain amounts for purposes of preparing a breakeven analysis.  Please disclose the key assumptions that you have utilized in preparing this analysis.  Additionally, please help us to understand why you have not presented a line caption within your breakeven analysis for operating costs which are to be paid by the fund.

The notes to the breakeven analysis have been revised to add references to two key assumptions in addition to the assumption that the Fund has a constant net asset value of $10,000, which was already disclosed.  Specifically, we have added a reference to the assumed fund value, which is $80 million, and disclosure regarding an assumption used in calculating the performance fee netting costs, which was that the Fund invests in eight underlying funds, four of which achieve 10% profits and four of which incur 10% losses. Operating costs were not presented as a separate line item in the break-even table because they are grouped together with organizational costs.  The Fund has revised the line item titled “Organizational Costs” to “Organizational and Operating Costs” in order to more accurately describe the costs captured within it.

Conflicts of Interest

The Manager, page 22

6.	Please disclose the conflicts of interests presented by the Manager owning 43% of the Fund Units, as disclosed on page 40.

In response to this comment we have included disclosure discussing the potential conflict resulting from the fact that when new investors are brought into the fund the Manager is withdrawn from the fund on a dollar for dollar basis.

7.	We note your response to prior comment 23. Please revise the disclosure on page 23 to quantify the total number of funds sponsored by the Manager.

In response to this comment, the Fund has added disclosure regarding the total number of funds for which MLAI acts as sponsor or advisor, the total number of FuturesAccess funds, and the total number of funds sponsored or advised by MLAI trading primarily in securities rather than commodities.

Management of the Fund, page 23

8.	Please elaborate on the potential conflict of interest between facilitating the ongoing offering of the Units and making managerial decisions that are in the best interest of the Fund.

In response to this comment, the Fund has added further disclosure clarifying some of the potential conflicts of interest arising from MLAI’s roles as fund sponsor and manager.

Item 5: Directors and Executive Officers, page 40

9.	We note your response to comment 29. By “term” we mean how long the executive officer has held that position. Accordingly, we reissue prior comment 29.

The disclosure under this item of the Form 10 has been revised to indicate the period for  which each member of the Board of Managers and each executive officer of MLAI has held such position, and to include the age of each executive officer.

10.	Please revise your disclosure to state that the Manager does not have any directors.

In response to this comment the Fund has revised the disclosure to clarify that the Manager has no directors.

Item 7: Certain Relationships and Related Transactions, page 44

11.	We note your response to comment 30. Please describe how the fees you pay to each Merrill Lynch party were negotiated.

The fees payable by the Fund to entities affiliated with the Manager are established by such parties based on rates charged to similarly-situated customers.  Disclosure to this effect has been added to this section of the Form 10.

12.
We note the third paragraph under the subheading “Transactions Between Merrill Lynch and the Fund.”  Please specifically state which Merrill Lynch entities are the beneficiaries of the revenues the Fund generates.  Also, please specifically explain how the Manager “makes substantial profits from the Fund due to the foregoing revenues.”

The affiliates of the MLAI, referred to in the Form 10 as “Merrill Lynch  entities,” that primarily benefit from the revenues generated by the Fund are Merrill Lynch, Pierce, Fenner & Smith Incorporated, which acts as the commodity broker for the underlying funds in which the Fund invests, and Merrill Lynch International Bank, which acts as the counterparty for certain forward trades executed by these funds.  References to these entities have been added to the disclosure in question, without limiting the reference to Merrill Lynch entities, because it is possible that other Merrill Lynch entities may benefit from these revenues as well.  The Fund has also clarified the manner in which MLAI benefits from revenues generated by the Fund.

Deferred Offering Costs, page F-7

13.
We note that your disclosure appears to address only total initial offering costs despite that you appear to have the intention to offer units on a continuous offering basis.  Please tell us and expand your disclosure in an amended filing to disclose your policy for ongoing offering costs in addition to deferred offering costs.  Please tell us management’s basis for your accounting policy for these offering costs associated with the continuous offering.  Please be advised that SOP 98-5, SAB Topic 5A and SAB Topic 5D appear to require that offering costs be charged against equity and a liability for the full amount of offering costs to be reimbursed by the registrant should be accrued.  We are aware that the Investment Company Audit Guide is generally consistent with the above guidance except in regards to offering costs for a continuous offering or an open-end fund.  The Audit Guide stipulates in paragraph 8.24 that offering costs for a continuous offering or an open-end fund should be deferred and amortized to expense over 12 months on a straight line basis.  Please tell us how you reconciled what appears to be conflicting guidance between the Audit Guide and SAB topics mentioned above.

The Fund expenses ongoing offering costs as they are incurred, and the disclosure in the Form 10 under the heading “Organizational and Initial Offering Costs” on page 19 has been revised to clarify this point.  Initial offering costs are amortized over twelve months, in compliance with the guidance set forth in Paragraph 8.24 of the Investment Company Audit Guide.  The Fund believes that SOP 98-5 is inapplicable to the expenses in question and that there is no conflict between the Fund’s treatment of these expenses and SAB Topic 5A.  The Fund does not believe that SAB Topic 5D, which relates to the treatment of expenses incurred by a commodity broker or a subsidiary, and with respect to which a commodity pools has a reimbursement obligation, is applicable in this case because the expenses in question are paid by the Fund directly. In any event, the Fund has determined it is appropriate to follow the Audit Guide, and its treatment of initial offering expenses is therefore in accordance with GAAP.

Financial Statement of Merrill Lynch Alternative Investments LLC

Consolidated Balance Sheet, page 2

14.	We note a substantial receivable from your parent company as of December 29, 2006. Please provide an audited balance sheet for the parent of Merrill Lynch Alternative Investments LLC.

In MLAI’s view the balance sheet of its parent is neither relevant nor required to be provided in the Form 10.  Even MLAI’s balance sheet is not required; it was provided voluntarily.  We are not aware of any requirement to include the balance sheet or other financial statement of the sponsor or managing member of a limited liability company, as opposed to the general partner of a limited partnership.  None of the Form 10, Reg. S-K, Reg. S-X or the Division’s Financial Reporting Manual, or the Proposing or Adopting Releases for Reg. S-X Item 8, indicate any such requirement.  We note that the tax status of a limited liability company does not, ipso facto, make it a limited partnership under any law of which we are aware or its sponsor or manager liable for the entity’s debts.  Investors in the Fund have no reasonable basis to rely on MLAI’s financial wherewithal and MLAI has not assumed any obligation for the Fund’s financial responsibilities.  The balance sheet of MLAI’s parent, which has no direct relationship to the Fund, is of even less relevance.  We respectfully request that the Staff reconsider this comment.

*        *        *             *            *

In connection with your letter and the registration statement noted above, the Fund acknowledges the following:

1.	the Fund is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (609) 274-5838 with any questions regarding the above responses or the amended filing.

Sincerely,

Barbra Kocsis

cc:	Mark Borrelli